UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Edgar Template RW
VOLUNTARY WITHDRAWAL OF A REGISTRATION STATEMENT

Lightning Marine, Inc.
(Name of small business issuer in its charter)

Nevada	65-1135290
(State or jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

723 Casino Center Blvd. 2nd Floor
Las Vegas, Nevada 89101
(619) 758-1973
(Address and telephone of principal executive offices)

re: Lightning Marine, Inc.
Registration Statement on Form SB-1
Filed May 9, 2002
File # 333-87876

Lightning Marine, Inc. hereby withdraws its SB-1 Registration Statement filed with the Securities and Exchange Commission on May 9, 2002. Lightning Marine, Inc. withdraws its SB-1 Registration Statement as being in the best interests of its current investors and the public. The company may file a new registration at a later time.

\S\   Jeffrey H. Mackay
Jeffrey H. Mackay, Secretary
Lightning Marine, Inc.